May 13, 2024

fourth quarter and full year 2023 results.

addition, Burford has made available an accompanying fourth quarter and full year 2023 results presentation, a shareholder letter and capital provision-direct and capital provision-indirect asset data tables on its website at http://investors.burfordcapital.com.

Burford Capital Reports First Quarter 2024 Results

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, today announces its first quarter 2024 results.

In addition, Burford has made available an accompanying first quarter 2024 results presentation on its website at http://investors.burfordcapital.com.

Christopher Bogart, Chief Executive Officer of Burford Capital, commented:

“Our first quarter showed our highest ever reported level of first quarter cash receipts, above-average realized gains, continued case conclusions with loss levels below historical experience and moderate new business activity broadly consistent with a typical first quarter. Total revenues reflected the variable timing of recognition we expect in our business; the underlying portfolio continued to show forward momentum with no material negative developments, while lower operating expenses reflected the absence of elevated variable costs.”

Consolidated financial results

Summary statements of operations
		Three months ended March 31,
Consolidated (US GAAP) ($ in thousands, except per share data)	2024	2023	% change
Capital provision income	40,761	475,933	-91%
Asset management income	1,863	1,997	-7%
Total revenues	44,295	380,905	-88%
Total operating expenses	30,138	54,299	-44%
Net income/(loss) attributable to Burford Capital Limited shareholders	(29,937)	259,425	NM
Per diluted ordinary share	(0.14)	1.17	NM

Note: “NM” denotes not meaningful. Changes from negative to positive amounts and positive to negative amounts, increases or decreases from zero and changes greater than 700% are not considered meaningful.

Summary statements of financial position
Consolidated (US GAAP) ($ in thousands, except per share data)	March 31, 2024	December 31, 2023	% change
Capital provision assets	5,096,807	5,045,388	1%
Total Burford Capital Limited equity	2,261,789	2,290,858	-1%
Book value per ordinary share	10.34	10.46	-1%
Non-controlling interests	864,465	916,922	-6%
Total shareholders’ equity	3,126,254	3,207,780	-3%
Total liabilities and shareholders’ equity	6,012,208	5,837,394	3%

In this announcement, references to “1Q24”and “1Q23” are to Burford’s financial results for the three months ended March 31, 2024 and 2023, respectively. All figures in this announcement are presented on an unaudited consolidated basis in accordance with the generally accepted accounting principles in the United States (“US GAAP”), unless otherwise stated.

Figures at and for the three months ended March 31, 2024 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2024.

Definitions, reconciliations and information additional to those set forth in this announcement are available on Burford’s website at http://investors.burfordcapital.com.

Burford-only operational and financial review (non-GAAP)

Selected metrics[1]
	Three months ended March 31,
Burford-only (non-GAAP) ($ in thousands)	2024	2023	% change
Realized gains	28,754	35,613	-19%
Realizations	61,074	61,746	-1%
Cash receipts[2]	137,694	97,157	42%
Deployments	59,080	66,993	-12%
New commitments	82,459	100,764	-18%
[1] Represents Burford-only capital provision-direct, unless noted otherwise.
[2] Represents Burford-only proceeds from capital provision-direct, capital provision-indirect and asset management and other services.

Group-wide (non-GAAP) ($ in thousands)	March 31, 2024	December 31, 2023	% change
Total portfolio	7,126,980	7,170,308	-1%

◾	Realized gains in 1Q24 down 19% to $29 million (1Q23: $36 million)
o

Realized gains comprised $45 million of gross realized gains offset by $16 million of gross realized losses primarily related to unfavorable conclusions in sub-cases within a portfolio asset that previously generated realized gains in excess of the loss

◾	Realizations in 1Q24 of $61 million (1Q23: $62 million)
o	Continued brisk post-Covid-19 pandemic pace of realizations in 1Q24 reflects continuing elevated resolution frequency amid normalized court activity and reducing case backlogs
◾	Cash receipts in 1Q24 up 42% to $138 million (1Q23: $97 million)
o

Cash receipts in 1Q24 were 2.2x total operating expenses and finance costs, and were broadly diversified with five assets generating total proceeds of $103 million and each asset’s proceeds greater than $10 million

◾	Deployments in 1Q24 down 12% to $59 million (1Q23: $67 million)
o	Burford-only capital provision-direct deployments generally in line with prior first quarters
o	$1.4 billion of Burford-only capital provision-direct undrawn commitments to legal finance assets at March 31, 2024 serves as a strong base for potential future deployments
◾	Capital provision-direct new commitments on Burford-only basis in 1Q24 down 18% to $82 million (1Q23: $101 million)
o First quarter typically quiet for new commitments—while 1Q23 was slightly more active with $101 million of new commitments, 1Q22 new commitments were lower at $44 million
◾	Group-wide total portfolio steady at $7.1 billion (December 31, 2023: $7.2 billion)

Selected financial metrics
	Three months ended March 31,
Burford-only (non-GAAP) ($ in thousands, except per share data)	2024	2023	$ change	% change
Total revenues	31,378	338,677	-307,299	-91%
Total operating expenses	29,664	54,009	-24,345	-45%
Operating income/(loss)	1,714	284,668	-282,954	-99%
Net income/(loss) attributable to Burford Capital Limited shareholders	(29,937)	259,425	-289,362	NM

Burford-only (non-GAAP) ($ in thousands, except per share data)	March 31, 2024	December 31, 2023	$ change	% change
Tangible book value attributable to Burford Capital Limited	2,127,833	2,156,893	-29,060	-1%
Tangible book value attributable to Burford Capital Limited per ordinary share	9.73	9.85	-0.12	-1%

◾

Total revenues in 1Q24 of $31 million (1Q23: $339 million), with portfolio case development progressing well and timing of revenue recognition variable, as expected in our business, and with no individual asset having a material impact on 1Q24 quarterly performance

o	Realized gains on total capital provision assets of $30 million in 1Q24 driven by capital provision-direct assets, representing our highest returning core legal finance strategy
o

Unrealized losses on total capital provision assets were $9 million in 1Q24 (1Q23: unrealized gains of $277 million)—fair value adjustments affected by a number of factors, including changes in discount rate, duration and litigation risk premium, the reversal of previously recognized unrealized gains upon conclusion of a matter and its transfer to realized gains and actual performance of matters as they pass through milestones

◾	Operating income in 1Q24 of $2 million (1Q23: $285 million), attributable principally to the decrease in total revenues
o	Total operating expenses normalized in 1Q24, down 45% to $30 million (1Q23: $54 million), in the absence of elevated variable costs
o	General, administrative and other expenses in 1Q24 down 6% to $7 million (1Q23: $8 million), while case-related expenditures were approximately $6 million lower
◾	Net loss attributable to Burford Capital Limited shareholders in 1Q24 of $30 million (1Q23: net income of $259 million)
o	Net loss per diluted share in 1Q24 of $0.14 (1Q23: net income of $1.17 per diluted share)
◾	Tangible book value attributable to Burford Capital Limited of $2.1 billion at March 31, 2024 (December 31, 2023: $2.2 billion)
o	Tangible book value attributable to Burford Capital Limited per ordinary share decreased 1% to $9.73 at March 31, 2024 (December 31, 2023: $9.85)

Selected portfolio metrics
Burford-only (non-GAAP) ($ in thousands)	March 31, 2024	December 31, 2023	$ change	% change
Deployed cost	1,595,505	1,573,531	21,974	1%
Plus: Fair value adjustments	1,806,542	1,814,070	-7,528	0%
Fair value	3,402,047	3,387,601	14,446	0%
Undrawn commitments	1,406,220	1,396,061	10,159	1%
Total capital provision-direct portfolio	4,808,267	4,783,662	24,605	1%
Total capital provision portfolio[1]	4,851,592	4,840,117	-11,475	0%
[1] Represents capital provision-direct and capital provision-indirect.

◾	Fair value of Burford-only capital provision-direct assets increased by $14 million to $3.4 billion at March 31, 2024 (December 31, 2023: $3.4 billion)
◾	Cumulative ROIC since inception from Burford-only capital provision-direct assets of 82% (December 31, 2023: 82%) and IRR of 27% (December 31, 2023: 27%)

Liquidity and capital
Burford-only (non-GAAP) ($ in thousands)	March 31, 2024	December 31, 2023	$ change	% change
Liquidity
Cash and cash equivalents	464,698	195,915	268,783	137%
Marketable securities	102,873	107,561	(4,688)	-4%
Total liquidity	567,571	303,476	264,095	87%
Due from settlement of capital provision assets	131,688	185,267	(53,579)	-29%

◾	Burford-only cash and cash equivalents and marketable securities of $568 million at March 31, 2024 (December 31, 2023: $303 million)
o	Robust liquidity position at March 31, 2024 augmented by $138 million of Burford-only cash receipts and $275 million add-on offering to 2031 senior notes in January 2024
◾	Burford-only due from settlement of capital provision assets of $132 million at March 31, 2024 (December 31, 2023: $185 million), with 30% of December 31, 2023 balance collected in 1Q24
◾	Total debt outstanding of $1.8 billion at March 31, 2024 (December 31, 2023: $1.6 billion)
o	Leverage remains well below covenant ceiling levels

Investor and analyst conference call

Burford will hold a conference call for investors and analysts at 8.00am EDT / 1.00pm BST on Monday, May 13, 2024. The dial-in numbers for the conference call are +1 646 307-1963 (USA) or +1 800 715-9871 (USA & Canada toll free) / +44 (0)20 3481 4247 (UK) or +44 800 260 6466 (UK toll free) and the access code is 7684047. To minimize the risk of delayed access, participants are urged to dial into the conference call by 7.40am EDT / 12.40pm BST.

A live webcast of the call will also be available at https://events.q4inc.com/attendee/323980508, and pre-registration at that link is encouraged.

An accompanying 1Q24 results presentation for investors and analysts will also be made available on Burford’s website prior to the conference call at http://investors.burfordcapital.com.

Following the conference call, a replay facility for this event will be accessible through the webcast at https://events.q4inc.com/attendee/323980508.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Americas: Josh Wood, Head of Investor Relations	+1 212 516 5824
EMEA & Asia: Rob Bailhache, Head of EMEA & Asia Investor Relations	+44 (0)20 3530 2023
For press inquiries:
David Helfenbein, Vice President, Public Relations	+1 (212) 516 5824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

www.burfordcapital.com.

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

Summary financial statements and reconciliations

The tables below set forth summaries of the condensed consolidated and Burford-only statements of operations for the three months ended March 31, 2024 and 2023, the condensed consolidated and Burford-only statements of financial position at March 31, 2024 and December 31, 2023 and corresponding reconciliations from consolidated to Burford-only financial results. Furthermore, the tables below set forth certain additional reconciliations for financial information contained in this announcement.

Summary condensed consolidated statements of operations

	Three months ended March 31,
($ in thousands)	2024	2023
Revenues
Capital provision income/(loss)	40,761	475,933
(Less)/Plus: Third-party interests in capital provision assets	(5,224)	(100,345)
Asset management income	1,863	1,997
Marketable securities and other income/(loss)	6,895	3,320
Total revenues	44,295	380,905

Total operating expenses	30,138	54,299

Operating income/(loss)	14,157	326,606

Finance costs	32,567	20,553
Foreign currency transactions (gains)/losses	492	(2,440)
Income/(loss) before income taxes	(18,902)	308,493

(Provision for)/benefit from income taxes	1,404	(7,112)
Net income/(loss)	(17,498)	301,381

Net income/(loss) attributable to Burford Capital Limited shareholders	(29,937)	259,425

Net income/(loss) attributable to Burford Capital Limited shareholders per ordinary share
Basic	$(0.14)	$1.19
Diluted	$(0.14)	$1.17

Summary Burford-only statement of operations

	Three months ended March 31,
($ in thousands)	2024	2023
Revenues
Capital provision income/(loss)	17,903	316,015
Asset management income	6,673	19,357
Marketable securities and other income/(loss)	6,802	3,305
Total revenues	31,378	338,677

Total operating expenses	29,664	54,009

Operating income	1,714	284,668

Net income	(29,937)	259,425

Net income per share:
Basic	$(0.14)	$1.19
Diluted	$(0.14)	$1.17

Reconciliation of summary condensed consolidated statement of operations to summary Burford-only statement of operations

	Three months ended March 31, 2024
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests

($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	40,761	-	(9,686)	(5,420)	(7,271)	(481)	17,903
(Less): Third-party interests in capital provision assets	(5,224)	-	-	5,369	-	(145)	-
Asset management income	1,863	-	4,810	-	-	-	6,673
Marketable securities and other income	6,895	-	(88)	-	-	(5)	6,802
Total revenues	44,295	-	(4,964)	(51)	(7,271)	(631)	31,378

Total operating expenses	30,138	-	44	(51)	(169)	(298)	29,664

Operating income	14,157	-	(5,008)	-	(7,102)	(333)	1,714

Net income/(loss)	(17,498)	-	(5,008)	-	(7,102)	(329)	(29,937)

	Three months ended March 31, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests

($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	475,933	(107)	(48,308)	(99,769)	(7,022)	(4,712)	316,015
(Less): Third-party interests in capital provision assets	(100,345)	-	-	99,764	-	581	-
Asset management income	1,997	46	17,314	-	-	-	19,357
Marketable securities and other income	3,320	-	(1)	-	-	(14)	3,305
Total revenues	380,905	(61)	(30,995)	(5)	(7,022)	(4,145)	338,677

Total operating expenses	54,299	(155)	30	(5)	(123)	(37)	54,009

Operating income	326,606	94	(31,025)	-	(6,899)	(4,108)	284,668

Net income/(loss)	301,381	94	(31,025)	-	(6,899)	(4,126)	259,425

Reconciliations of operating expenses from the condensed consolidated statements of operations to Burford-only statements of operations

	Three months ended March 31, 2024
	(GAAP)	(non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only
Compensation and benefits
Salaries and benefits	11,664	-	11,664
Annual incentive compensation	4,836	-	4,836
Share-based compensation	3,863	-	3,863
Long-term incentive compensation including accruals	1,638	-	1,638
General, administrative and other	7,450	(333)	7,117
Case-related expenditures ineligible for inclusion in asset cost	687	(141)	546
Total operating expenses	30,138	(474)	29,664

	Three months ended March 31, 2023
	(GAAP)	(non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only
Compensation and benefits
Salaries and benefits	12,492	-	12,492
Annual incentive compensation	4,686	-	4,686
Share-based compensation	3,504	-	3,504
Long-term incentive compensation including accruals	19,555	-	19,555
General, administrative and other	7,751	(199)	7,552
Case-related expenditures ineligible for inclusion in asset cost	6,311	(91)	6,220
Total operating expenses	54,299	(290)	54,009

Summary condensed consolidated statement of financial position

($ in thousands)	March 31, 2024	December 31, 2023

Total assets	6,012,208	5,837,394

Total liabilities	2,885,954	2,629,614

Total Burford Capital Limited equity	2,261,789	2,290,858

Non-controlling interests	864,465	916,922

Total shareholders’ equity	3,126,254	3,207,780

Basic ordinary shares outstanding	218,673,490	218,962,441

Total shareholders’ equity attributable to Burford Capital Limited per basic ordinary share	10.34	10.46
Total shareholders’ equity per basic ordinary share	14.30	14.65

Reconciliation of summary consolidated statement of financial position to summary Burford-only statement of financial position

	March 31, 2024
	(GAAP)	(Non-GAAP)
	Elimination of third-party interests

($ in thousands)	Consolidated	BOF-C	Colorado	Advantage Fund	Other	Burford-only

Total assets	6,012,208	(604,919)	(691,682)	(199,002)	(78,823)	4,437,782

Total liabilities	2,885,954	-	(691,682)	(154)	(18,125)	2,175,993

Total shareholders' equity	3,126,254	(604,919)	-	(198,848)	(60,698)	2,261,789

	December 31, 2023
	(GAAP)	(Non-GAAP)
	Elimination of third-party interests

($ in thousands)	Consolidated	BOF-C	Colorado	Advantage Fund	Other	Burford-only

Total assets	5,837,394	(634,239)	(686,304)	(222,413)	(78,574)	4,215,864

Total liabilities	2,629,614	-	(686,304)	(100)	(18,204)	1,925,006

Total shareholders' equity	3,207,780	(634,239)	-	(222,313)	(60,370)	2,290,858

Reconciliation of components of realizations from a consolidated basis to a Group-wide basis

	Three months ended March 31, 2024
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	104,193	(43,119)	61,074	28,771	30,198	120,043
Capital provision-indirect	8,778	(7,315)	1,463	7,315	-	8,778
Post-settlement	-	-	-	27,834	-	27,834
Total realizations	112,971	(50,434)	62,537	63,920	30,198	156,655

	Three months ended March 31, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	115,732	(53,986)	61,746	50,390	35,423	147,559
Capital provision-indirect	12,580	(10,484)	2,096	10,484	-	12,580
Post-settlement	-	-	-	18,680	-	18,680
Total realizations	128,312	(64,470)	63,842	79,554	35,423	178,819

Reconciliation of components of deployments from a consolidated basis to a Group-wide basis

	Three months ended March 31, 2024
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	74,790	(15,710)	59,080	2,540	16,609	78,229
Capital provision-indirect	50,613	(42,178)	8,435	42,178	-	50,613
Post-settlement	-	-	-	20,707	-	20,707
Total deployments	125,403	(57,888)	67,515	65,425	16,609	149,549

	Three months ended March 31, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	84,685	(17,692)	66,993	6,913	17,452	91,358
Capital provision-indirect	34,000	(28,333)	5,667	28,333	-	34,000
Post-settlement	-	-	-	3,867	-	3,867
Total deployments	118,685	(46,025)	72,660	39,113	17,452	129,225

Reconciliation of consolidated proceeds from capital provision assets to Burford-only cash receipts

($ in thousands)	Three months ended March 31, 2024	Three months ended March 31, 2023
Consolidated proceeds from capital provision assets	247,561	144,485
Less: Elimination of third-party interests	(120,036)	(60,563)
Burford-only total proceeds from capital provision assets	127,525	83,922
Burford-only proceeds from capital provision-direct assets	112,922	77,742
Burford-only proceeds from capital provision-indirect assets	14,603	6,180
Burford-only total proceeds from capital provision assets	127,525	83,922
Consolidated asset management income	1,863	1,997
Plus: Eliminated income from funds	4,810	17,360
Burford-only asset management income	6,673	19,357
Less: Non-cash adjustments(1)	(2,197)	(7,086)
Burford-only proceeds from asset management income	4,476	12,271
Burford-only proceeds from marketable security interest and dividends	5,476	881
Burford-only proceeds from other income	217	83
Burford-only proceeds from other items	5,693	964
Cash receipts	137,694	97,517

(1) Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

Reconciliation of consolidated portfolio to Group-wide portfolio

	March 31, 2024
	(GAAP)	(non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Capital provision assets - direct:
Deployed cost	2,127,082	(531,577)	1,595,505	368,994	437,697	2,402,196
Plus: Fair value adjustments	2,733,691	(927,149)	1,806,542	172,600	208,360	2,187,502
Fair value	4,860,773	(1,458,726)	3,402,047	541,594	646,057	4,589,698

Capital provision assets - indirect:
Deployed cost	210,974	(177,182)	33,792	177,182	-	210,974
Plus: Fair value adjustments	25,060	(19,022)	6,038	19,022	-	25,060
Fair value	236,034	(196,204)	39,830	196,204	-	236,034

Total capital provision assets	5,096,807	(1,654,930)	3,441,877	737,798	646,057	4,825,732

Post-settlement assets:
Deployed cost	-	-	-	248,823	-	248,823
Plus: Fair value adjustments	-	-	-	49,193	-	49,193
Fair value	-	-	-	298,016	-	298,016

Undrawn commitments:
Capital provision-direct	1,820,080	(413,860)	1,406,220	122,135	404,956	1,933,311
Capital provision-indirect	20,972	(17,477)	3,495	17,477	-	20,972
Post-settlement	-	-	-	48,949	-	48,949
Total undrawn commitments	1,841,052	(431,337)	1,409,715	188,561	404,956	2,003,232

Total portfolio	6,937,859	(2,086,267)	4,851,592	1,224,375	1,051,013	7,126,980

	December 31, 2023
	(GAAP)	(non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Capital provision assets - direct:
Deployed cost	2,116,304	(542,773)	1,573,531	416,318	428,110	2,417,959
Plus: Fair value adjustments	2,743,575	(929,505)	1,814,070	180,169	220,363	2,214,602
Fair value	4,859,879	(1,472,278)	3,387,601	596,487	648,473	4,632,561

Capital provision assets - indirect:
Deployed cost	164,259	(125,508)	38,751	125,508	-	164,259
Plus: Fair value adjustments	21,250	(15,490)	5,760	15,490	-	21,250
Fair value	185,509	(140,998)	44,511	140,998	-	185,509

Total capital provision assets	5,045,388	(1,613,276)	3,432,112	737,485	648,473	4,818,070

Post-settlement assets:
Deployed cost	-	-	-	253,062	-	253,062
Plus: Fair value adjustments	-	-	-	45,792	-	45,792
Fair value	-	-	-	298,854	-	298,854

Undrawn commitments:
Capital provision-direct	1,801,627	(405,566)	1,396,061	126,560	396,646	1,919,267
Capital provision-indirect	71,662	(59,718)	11,944	59,718	-	71,662
Post-settlement	-	-	-	62,455	-	62,455
Total undrawn commitments	1,873,289	(465,284)	1,408,005	248,733	396,646	2,053,384

Total portfolio	6,918,677	(2,078,560)	4,840,117	1,285,072	1,045,119	7,170,308

Reconciliation of consolidated to Burford-only cash and cash equivalents and marketable securities

	March 31, 2024			December 31, 2023
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Elimination of third-party interests	Burford-only	Consolidated	Elimination of third-party interests	Burford-only
Cash and cash equivalents	482,673	(17,975)	464,698	220,549	(24,634)	195,915
Marketable securities	102,873	-	102,873	107,561	-	107,561
Total cash and cash equivalents and marketable securities	585,546	(17,975)	567,571	328,110	(24,634)	303,476

Reconciliation of consolidated to Burford-only due from settlement of capital provision assets

	March 31, 2024			December 31, 2023
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Elimination of third-party interests	Burford-only	Consolidated	Elimination of third-party interests	Burford-only
Due from settlement of capital provision assets	131,688	-	131,688	265,540	(80,273)	185,267

Reconciliation of consolidated to Burford-only realized gains on capital provision-direct assets

	(GAAP)		(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only total	Burford-only Capital provision-direct	Burford-only Capital provision-indirect
Realized gains/(losses) for the three months ended March 31, 2024	57,862	(27,968)	29,894	28,754	1,140
Realized gains/(losses) for the three months ended March 31, 2023	69,442	(33,829)	35,613	35,613	-

Reconciliation of consolidated to Burford-only unrealized gains on capital provision-indirect assets

	(GAAP)		(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only total	Burford-only Capital provision-direct	Burford-only Capital provision-indirect
Unrealized gains/(losses) for the three months ended March 31, 2024	(13,701)	4,613	(9,088)	(9,366)	278
Unrealized gains/(losses) for the three months ended March 31, 2023	402,813	(126,157)	276,656	275,141	1,515

Reconciliation of tangible book value attributable to Burford Capital Limited per ordinary share

($ in thousands, except share data)	March 31, 2024	December 31, 2023
Total Burford Capital Limited equity	2,261,789	2,290,858
Less: Goodwill	(133,956)	(133,965)
Tangible book value attributable to Burford Capital Limited	2,127,833	2,156,893
Basic ordinary shares outstanding	218,673,490	218,962,441
Tangible book value attributable to Burford Capital Limited per ordinary share	$9.73	$9.85

Definitions and use of non-GAAP financial measures and alternative performance measures

Burford reports its consolidated financial results in accordance with US GAAP. US GAAP requires us to present financial statements that consolidate some of the limited partner interests in private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We therefore refer to various presentations of our consolidated financial results as follows:

•

Consolidated refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP. At the date of this announcement, the major entities where there is also a third-party partner in, or owner of, those entities include Burford Opportunity Fund C LP, Burford Advantage Master Fund LP, Colorado Investments Limited (“Colorado”) and several other entities in which Burford holds investments where there is also a third-party partner in, or owner of, those entities.

•

Burford-only refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.

•

Group-wide refers to the totality of assets managed by Burford, including those portions of the private funds owned by third parties and including private funds that are not consolidated within Burford’s consolidated financial statements. Group-wide is therefore the sum of

Burford-only and non-controlling interests in consolidated and non-consolidated private funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, which do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

We subdivide our capital provision assets into two categories:

•

Direct, which includes all of our capital provision assets that we have originated directly (i.e., not through participation in a private fund) from our balance sheet. We also include direct (i.e., not through participation in a private fund) complex strategies assets in this category.

•	Indirect, which includes our balance sheet’s participations in one of our private funds (i.e., Burford Advantage Master Fund LP).

We also use certain unaudited alternative performance measures, including:

•

Internal rate of return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating costs appropriately. IRRs do not include unrealized gains or losses.

•

Return on invested capital (“ROIC") from a concluded asset is the absolute amount of realizations from such asset in excess of the amount of expenditure incurred in financing such asset divided by the amount of expenditure incurred, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of a ROIC basis. MOIC includes the return of capital and, therefore, is 1x higher than ROIC. In other words, 70% ROIC is the same as 1.70x MOIC.

Other unaudited alternative performance measures and terms we use include:

•

Commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide financing on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing us to provide financing after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.

•	Deployment refers to the financing provided for an asset, which adds to our deployed cost in such asset.
•	Deployed cost is the amount of financing we have provided for an asset at the applicable point in time.
•

Fair value adjustment is the amount of unrealized gain or loss recognized in our consolidated statements of operations in the relevant period and added to or subtracted from, as applicable, the asset or liability value in our consolidated statements of financial position.

•	Portfolio includes deployed cost, net unrealized gains or losses and undrawn commitments.
•

Realization: A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in us receiving cash or, occasionally, non-cash assets, or recognizing a due from settlement receivable, reflecting what we are owed on the asset.

•

Realized gain / loss reflects the total amount of gain or loss, relative to cost, generated by a legal finance asset when it is realized, calculated as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.

•

Unrealized gain / loss represents the fair value of our legal finance assets over or under their deployed cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (consolidated statements of operations) or cumulatively (consolidated statements of financial position).

•	YPF-related assets refers to our Petersen and Eton Park legal finance assets, which are two claims relating to the Republic of Argentina’s nationalization of YPF S.A., the Argentine energy company.

We also use certain non-GAAP financial measures, including:

•	Book value per ordinary share is calculated by dividing total Burford Capital Limited equity by the number of ordinary shares issued and outstanding.
•

Cash receipts provide a measure of the cash that our capital provision and other assets generate during a given period as well as cash from certain other fees and income. In particular, cash receipts represent the cash generated from capital provision and other assets, including cash proceeds from realized or concluded assets and any related hedging assets, and cash received from asset management income, services and/or other income, before any deployments into financing existing or new assets. Cash receipts are a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is proceeds from capital provision assets as set forth in our consolidated statements of cash flows. We believe that cash receipts are an important measure of our operating and financial performance and are useful to management and investors when assessing the performance of our Burford-only capital provision assets.

•

Return on tangible equity (“ROTE”) is Burford-only net income/(loss) divided by the average of tangible equity at the beginning and end of the relevant period, with tangible equity calculated as total Burford Capital Limited equity less goodwill. ROTE is a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is net income/(loss) attributable to Burford Capital Limited shareholders as set forth in our consolidated statements of operations. We believe ROTE is an important measure of our operating and financial performance and is useful to management and investors when assessing the performance of our Burford-only capital provision assets.

•

Tangible book value attributable to Burford Capital Limited is calculated by subtracting intangible assets (such as goodwill) from total Burford Capital Limited equity. Tangible book value attributable to Burford Capital Limited per ordinary share is calculated by dividing tangible book value attributable to Burford Capital Limited by the total number of outstanding ordinary shares. Each of tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share is a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is total Burford Capital Limited equity as set forth in our consolidated statements of financial position. We believe that tangible book value attributable to Burford Capital Limited per ordinary share is an important measure of our financial condition and is useful to management and investors when assessing capital adequacy and our ability to generate earnings on tangible equity invested by our shareholders.

Non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to, financial measures calculated in accordance with US GAAP.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2023 filed with the US Securities and Exchange Commission on March 28, 2024 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by applicable law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.